

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

July 20, 2017

Pedro Richards
Chief Executive Officer
Grupo Financiero Galicia S.A.
Perón 430, 25° Piso C1038AAJ
Buenos Aires, Argentina

Re: Grupo Financiero Galicia S.A.
Form 20-F for the Fiscal Year Ended December 31, 2016
Filed May 1, 2017
File No. 000-30852

Dear Mr. Richards:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief
Office of Financial Services